UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Burlington Northern Santa Fe, LLC
(Exact name of registrant as specified in charter)

Delaware	1-11535	27-1754839
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2650 Lou Menk Drive Fort Worth, Texas	76131-2830
(Zip Code)
(Address of principal executive offices)

Roger Nober, Executive Vice President, Law and Corporate Affairs and Chief Legal Officer
(800) 795-2673
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01.  Conflict Minerals Disclosure and Report

Burlington Northern Santa Fe, LLC (the “Company” or “we”) is filing this Form SD for calendar year 2018 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Conflict Minerals Disclosure

This Form SD has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.  The Rule currently designates columbite-tantalite (and its derivative, tantalum), cassiterite (and its derivative, tin), gold, and wolframite (and its derivative, tungsten) as “conflict minerals.”

The Company is a holding company that conducts no operating activities and owns no significant assets other than through its interests in its subsidiaries.  Through its subsidiaries, the Company is engaged primarily in the freight rail transportation business.

One business unit in one of our logistical services subsidiaries produced a small number of products (representing 0.000016% of our consolidated revenues in 2018) which incorporated one or more electronic components that contained conflict minerals that are necessary to the functionality or production of those components (“necessary conflict minerals”).  While we had no involvement in the manufacture of the electronic components containing necessary conflict minerals, we are filing this report because the SEC has stated that “an issuer must consider any conflict mineral contained in its product, even if that conflict mineral is only in the product because it was included as part of a component of the product that was manufactured originally by a third party.”1

The business unit producing the products mentioned above is considered downstream in the supply chain, as the components containing the necessary conflict minerals are acquired from others. Those components are then integrated into the products our subsidiary produces. The supply chains for such components may involve one or more intermediaries, such as distributors or third-party component manufacturers. As a result, supply chains may be extended with respect to the individual components, and there may be multiple tiers between our direct suppliers and any necessary conflict minerals mines, smelters or refiners potentially in our supply chain.

As a downstream producer, our efforts to determine the use and sources of necessary conflict minerals are fundamentally dependent on the cooperation of our direct suppliers and, in turn, on their upstream suppliers within the supply chain. Obtaining conflict mineral source information through the supply chain can be difficult depending on the length of the supply chain and the supplier’s ability and willingness to provide such information. As detailed below, however, we have no reason to believe that these necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country.

Our diligence process included:

☐	Identifying relevant suppliers

☐	Surveying relevant suppliers

☐	Assessing survey data received from relevant suppliers

1 Conflict Minerals, Exchange Act Release No. 34-67716, 17 CFR 240 and 249b (Nov. 13, 2012).

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We conducted surveys with our direct suppliers of components or materials we identified as potentially containing necessary conflict minerals, to request information on the use and country of origin of conflict minerals, if any, included in the components or materials supplied. We gathered, reviewed and evaluated supplier responses to determine whether additional inquiries were necessary. The criteria included reviewing incomplete and unclear responses, as well as inconsistencies within the data reported by suppliers. Some suppliers have not responded, but we have followed up as appropriate. Our follow-up efforts with our direct and certain indirect suppliers include one or more of various methods of communication, including questionnaires, emails, telephone calls and online chats. Where applicable, we also considered other publicly available information from the supplier concerning the sources of necessary conflict minerals.

Most of the suppliers that responded to our surveys provided data with respect to whether conflict minerals were used in components or materials supplied to our subsidiary. One indirect supplier informed us that one component it provided to us contains tin.

Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”) that was designed to determine whether (a) necessary conflict minerals in our products originated in the Democratic Republic of the Congo or an adjoining country (“covered countries”), as defined under the Rule, or (b) were from recycled or scrap sources.

In the RCOI, the Company relied on the indirect supplier’s response to the Responsible Business Alliance (“RBA”) — Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (the “CMRT”).

The Company furnished the CMRT to the indirect supplier that we determined had provided a component containing necessary conflict minerals that was incorporated into one of our products.  We received a response from this indirect supplier.  We believe that the response received from this indirect supplier is accurate and that we are justified in relying upon it.

Based on the results of the RCOI, the Company has no reason to believe that any of the necessary conflict minerals contained in, or used in connection with the production of, any of our products originated in any of the covered countries.  Therefore, in accordance with the Rule, the Company is not required to conduct a due diligence process or file a conflict minerals Report as an exhibit to this report.

This disclosure may be accessed on our publicly available Internet website located at www.bnsf.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BURLINGTON NORTHERN SANTA FE, LLC
(Registrant)

Date: May 22, 2019	By:	/s/ Julie A. Piggott
Name: Julie A. Piggott
Title: Executive Vice President and Chief Financial Officer

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